P.E. 1/31/02



02013888

1111863

COPY

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
FEB 07 2002
354
WASH, D.C. SECTION

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of January 2002

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADA CORPORATION
(Translation of registrant's name in English)


PROCESSED
FEB 12 2002
THOMSON
FINANCIAL

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant's Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ___ 40-F _x_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes: ____ No: _x_

Exhibit 99(a)
Press Release Announcing Quarterly Results

NEWS RELEASE TRANSMITTED BY CCN DISCLOSURE
FOR: Sierra Wireless, Inc.

TSE: SW
Nasdaq: SWIR

January 24, 2002

Sierra Wireless Reports Fourth Quarter and Fiscal Year 2001 Results

VANCOUVER, BRITISH COLUMBIA – We are reporting revenue of $59.7 million for the year ended December 31, 2001, an increase of 11.6% over our 2000 revenues of $53.5 million. Our results are reported in United States dollars and are prepared in accordance with United States generally accepted accounting principles.

Results for the fourth quarter of 2001:

Our revenue for the three months ended December 31, 2001 amounted to $8.5 million. Gross margins were $3.3 million for the fourth quarter of 2001, or 38.3%. Operating expenses were $9.5 million. Our gross research and development investments were $4.8 million compared to $4.6 million in the third quarter. Our net loss was $5.2 million and our loss per share was $0.32.

Results for the 2001 fiscal year:

Our revenue for the year ended December 31, 2001 amounted to $59.7 million. Gross margins were $12.7 million, or 21.2%. Our gross margins, excluding inventory charges taken in the second and third quarters, were $23.7 million for 2001, or 39.6%. Operating expenses were $39.5 million. Our operating expenses, excluding an accounts receivable charge taken in the second quarter, were $36.5 million. Our gross research and development investments were $19.4 million. Our net loss was $24.3 million and our loss per share was $1.50.

"Given the many challenges of 2001, we are pleased to have achieved revenue growth over our 2000 year. As we reported on January 2nd, our fourth quarter results were impacted by delays in the completion of new products. Our near term focus is on completing and shipping these products in volume to our customers. In 2002, we are looking forward to continued expansion of our market opportunities with the new technologies and solutions that the wireless industry is deploying." said David Sutcliffe, Chariman and Chief Executive Officer.

Fourth Quarter Highlights Included:

- We demonstrated our AirCard wireless modem product line working with the new Microsoft Windows-Powered Pocket PC 2002 Software at the Pocket PC 2002 launch event. As a Microsoft Pocket PC 2002 launch partner, we have worked strategically with Microsoft to deliver a wireless personal digital assistant (PDA) that gives business users the freedom to connect to the Internet anytime, anywhere.

- We entered into an agreement with Solectron Corporation, a leading provider of electronics manufacturing and supply-chain management services, to provide us with design support, prototype, pilot and volume manufacturing services for the development of certain key products.

- We signed a distribution agreement with Hugh Symons Mobile Data, part of the Hugh Symons Group of IT and communications companies, to offer Sierra Wireless Tri Band GPRS AirCard wireless modems to the European market place. In addition to the distribution agreement, Hugh Symons Mobile Data has placed an initial order for AirCards.
- We are working with Casio to deliver a variety of wireless solutions to the mobile user. Our agreement involves the development of Sierra Wireless AirCard wireless modems to support the new CASSIOPEIA BE-300 and the recently introduced E-200 Pocket PC 2002 model. We will also continue to work closely with Casio to ensure that the wireless technologies are integrated with other Casio PDAs. The agreement names us as the exclusive provider of CDMA and GPRS PC Card wireless modem products for Casio in North America.
- We signed a North American distribution agreement with Ingram Micro Inc., one of the largest global wholesale providers of technology products and supply chain management services. Ingram Micro will distribute Sierra Wireless AirCard products, including the Sierra Wireless AirCard 300 and AirCard 510 product line as well as next generation CDMA 1xRTT wireless modems, and the Sierra Wireless MP200 and the AirCombo 350. Ingram Micro will also distribute the AirCard 700 series operating on GSM/GPRS networks worldwide.
- We announced an agreement with Lucent Technologies to create next-generation subscriber products based on the third-generation (3G) CDMA2000 1x-EV-DO (1x Evolution-Data Only) standard.
- We signed a distribution agreement with Peripheral Corner, a division of Fracom Components International Ltd., one of the largest independent component distributors in the United Kingdom. Peripheral Corner will distribute the Sierra Wireless AirCard 750, a worldwide tri-band wireless PC Card operating on the GSM and GPRS networks, to the European market. Peripheral Corner has also placed an initial purchase order with us.
- In conjunction with SBC Communications Inc., Accenture and Panasonic Computer Solutions Company, we received top honors at the 2001 Moby Awards. The group was awarded Best Use of Mobile Computing and Wireless Data Communications Technology in the category of Sales Force Automation.
- The Sierra Wireless AirCard 555 was honored with a Best of Show Award in the Communication and Collaboration category at Internet World Fall 2001 held in New York, NY.

Financial Guidance

For the first quarter ending March 31, 2002, we are providing the following guidance to reflect our current business indicators and expectations. Inherent in this guidance is higher than normal risk resulting from the uncertainty associated with the timing of completion, approval and volume shipment of a number of new products. We expect revenue to be between $11.0 million and $13.0 million. We expect operating expenses to remain relatively flat as a result of our expense management initiatives. We expect net losses to be between $3.4 million and $4.4 million and a loss per share of between $0.21 and $0.27.

Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans contained in this press release that are not historical fact. Our expectations regarding future revenues depend upon our ability to develop, manufacture and supply products which we do not produce today and that meet defined specifications. When used in this press release, the words "plan," "expect," "believe," and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

About Sierra Wireless

Sierra Wireless, Inc. is a leading provider of wireless data communications products. Sierra Wireless delivers wireless PC Cards for portable computers, wireless adapters for PDAs, OEM modules for embedded applications and rugged vehicle-mounted wireless systems. Sierra Wireless is the founding member of the WirelessReady™ Alliance, an alliance of industry-leading hardware, software and service companies committed to the delivery of complete and compelling wireless data solutions. For more information on Sierra Wireless, visit its Web site at http://www.sierrawireless.com.

Conference Call and Instant Replay

We will host a conference call to review our results on January 24, 2002 at 2:30 pm PDT, 5:30 pm EDT. To participate in this conference call, please dial the following toll free number approximately five minutes prior to the commencement of the call:

1-800-446-4472

Should you be unable to participate, Instant Replay will be available for 72 hours following the conference call by dialing:

1-888-509-0081

We look forward to having you participate in our call.

FOR FURTHER INFORMATION PLEASE CONTACT:
Sierra Wireless, Inc.
Peter W. Roberts, CA, CPA
Chief Financial Officer
(604) 231-1192
Website: www.sierrawireless.com
Email: roberts@sierrawireless.com
INDUSTRY : CMT
SUBJECT : ERN

Exhibit 99(b)
Results for the Three Months and Year Ended December 31, 2001

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in thousands of United States dollars except per share amounts)
(Prepared in accordance with United States generally accepted accounting principles (GAAP))
(Unaudited)

	Three months ended December 31,		Year Ended December 31,	
	2001	2000	2001	2000
Revenue	$ 8,522	$ 22,047	$ 59,703	$ 53,476
Cost of goods sold	5,254	12,466	47,035	29,067
Gross margin	3,268	9,581	12,668	24,409
Expenses				
Sales and marketing	2,702	3,540	12,726	9,907
Research and development, net	4,407	2,797	14,257	12,562
Administration	1,900	2,122	10,460	5,915
Amortization	492	488	2,084	1,754
	9,501	8,947	39,527	30,138
Earnings (loss) from operations	(6,233)	634	(26,859)	(5,729)
Other income	273	1,279	2,317	3,974
Earnings (loss) before income taxes	(5,960)	1,913	(24,542)	(1,755)
Income tax expense (recovery)	(798)	1,186	(273)	1,363
Net earnings (loss)	(5,162)	727	(24,269)	(3,118)
Deficit, beginning of period	(26,739)	(8,359)	(7,632)	(4,514)
Deficit, end of period	$ (31,901)	$ (7,632)	$ (31,901)	$ (7,632)
Earnings (loss) per share for the period				
Basic	$ (0.32)	$ 0.05	$ (1.50)	$ (0.20)
Diluted	$ (0.32)	$ 0.04	$ (1.50)	$ (0.20)
Weighted average number of shares (in thousands)				
Basic	16,173	15,962	16,129	15,318
Diluted	16,173	17,249	16,129	15,318

SIERRA WIRELESS, INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
(Prepared in accordance with United States GAAP)
(Unaudited)

	December 31, 2001	December 31, 2000
Assets		
Current assets		
Cash and cash equivalents	$ 12,085	$ 6,891
Short-term investments	31,879	72,144
Accounts receivable	10,504	22,588
Inventories	25,591	12,560
Deferred income taxes	575	506
Prepaid expenses	1,180	1,239
	81,814	115,928
Fixed assets	14,694	7,500
Deferred income taxes	3,679	3,733
Intangible assets	10,054	8,564
Other	483	340
	$ 110,724	$ 136,065
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable	$ 4,356	$ 11,301
Accrued liabilities	12,555	9,128
Deferred revenue and credits	1,050	750
Current portion of long-term obligations	1,288	571
	19,249	21,750
Long term obligations	1,432	502
Shareholders' equity		
Share capital	122,673	122,174
Deficit	(31,901)	(7,632)
Accumulated other comprehensive income		
Cumulative translation adjustments	(729)	(729)
	90,043	113,813
	$ 110,724	$ 136,065

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)
(Prepared in accordance with United States GAAP)
(Unaudited)

	Three months ended December 31,		Year Ended December 31,	
	2001	2000	2001	2000
Cash flows from operating activities:				
Net earnings (loss) for the period	$ (5,162)	$ 727	$ (24,269)	$ (3,118)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities				
Amortization	1,808	1,121	6,661	3,068
Expense in-process research and development costs	-	-	-	1,000
Deferred income taxes	(151)	2,849	(15)	448
Accrued warrants	101	-	671	-
Changes in operating assets and liabilities				
Accounts receivable	6,034	(12,287)	12,084	(17,646)
Inventories	(5,696)	(4,440)	(13,031)	(5,644)
Prepaid expenses	(302)	(621)	59	(943)
Accounts payable	(515)	5,303	(6,945)	7,237
Accrued liabilities	5,026	5,932	3,420	7,069
Deferred revenue and credits	450	598	300	559
Net cash used in operating activities	1,593	(818)	(21,065)	(7,970)
Cash flows from investing activities:				
Business acquisitions	-	-	-	(7,250)
Purchase of fixed assets	(597)	(2,575)	(10,523)	(6,692)
Increase in intangible and other assets	(1,194)	(2,440)	(3,471)	(3,458)
Purchase of short-term investments	(14,965)	(100,457)	(69,411)	(212,438)
Proceeds on maturity of short-term investments	19,966	103,580	109,676	140,294
Net cash provided by (used in) investing activities	3,210	(1,892)	26,271	(89,544)
Cash flows from financing activities:				
Issue of common shares	110	(2,106)	499	66,557
Increase in long-term obligations	-	-	255	-
Repayment of long-term obligations	(135)	(123)	(766)	(744)
Net cash provided by (used in) financing activities	(25)	(2,229)	(12)	65,813
Net increase (decrease) in cash and cash equivalents	4,778	(4,939)	5,194	(31,701)
Cash and cash equivalents, beginning of period	7,307	11,830	6,891	38,592
Cash and cash equivalents, end of period	$ 12,085	$ 6,891	$ 12,085	$ 6,891

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.



By: ________________________

Peter W. Roberts, Chief Financial Officer

Date: January 24, 2002

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